

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 21, 2006

Mr. J. Roe Buckley
Chief Financial Officer
Mewbourne Energy Partners 04-A, L.P.
3901 South Broadway
Tyler, Texas 75701

> **Re:** **Mewbourne Energy Partners 04-A, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 333-113340**

Dear Mr. Buckley:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Controls and Procedures, page 9

1.   Please amend your filing as follows:

(a) Revise this section to disclose your conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the period covered by your report*.

(b) You state that "there have been no significant changes" in your internal controls "which could significantly affect internal controls…" Revise the disclosure to state instead whether there have been any change in your internal controls that has *materially affected, or is reasonably likely to materially affect*, your internal control over financial reporting.

Refer to the requirements of Regulation S-K, Items 307 and 308.

Certifications

2.   Revise your certifications filed pursuant to Section 302 of the Sarbanes Oxley Act to strictly comply with our requirements as set forth in Regulation S-K, Item 601. The language you have included varies from the language that is presently required by our rules. Please amend your Form 10-K, as well as all subsequently filed Forms 10-Q, to include appropriate certifications.

Other

3.   Amend your filing to include the quarterly information required by Regulation S-K, Item 302.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

     In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

     You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding
comments on the financial statements and related matters. You may contact me at (202)
551-3684 with any other questions.

                                                      Sincerely,

                                                      April Sifford
                                                      Branch Chief

cc: Sandy Eisen